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09059907

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8 – 53385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    THE LINKS GROUP, LLC

OFFICIAL USE ONLY
———————————
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    1029 PLANDOME ROAD
                  (No. And Street)

PLANDOME,	NY	11030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    JOHN B. THOMPSON II   (203) 227-5533
                                                 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                  (Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ JOHN B. THOMPSON II _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ THE LINKS GROUP, LLC _____ , as of

_____ DECEMBER 31, 2008 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT & CCO
Title

_____
Notary Public   *WENDY LYNN SHANNON*   *comm exp 07/31/2010*

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE LINKS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
  The Links Group, LLC:

We have audited the accompanying statement of financial condition of The Links Group, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Links Group, LLC, as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 24, 2009

THE LINKS GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

A S S E T S

Cash and cash equivalents	$ 320,543
TOTAL ASSETS	$ 320,543

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accrued expenses and other liabilities	$ 8,200
TOTAL LIABILITIES	8,200

MEMBER'S EQUITY:

TOTAL MEMBER'S EQUITY	312,343
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 320,543

The accompanying notes are an integral part of this financial statement.

THE LINKS GROUP, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2008

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Links Group, LLC (the "Company") was organized as a limited liability company on May 9, 2001 in the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with customers' securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires minimum net capital in an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $312,343 and excess net capital of $307,343.

NOTE 3 -   INCOME TAXES

No provision for federal, state and local income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on its share of the Company's income or loss.

NOTE 4 -   SALES REPRESENTATION AGREEMENT/ECONOMIC DEPENDENCY

The Company has entered into a sales representation agreement with a multi-dimensional financial services organization (the "Organization") as a sales representative for the solicitation of investors. With certain defined exceptions, the Company's sole business activity is to be confined to the solicitation of these investors. As consideration for these services, the Company receives a fee at the end of each quarter between 35% and 41% of the management and incentive fees received by the Organization during that quarter with respect to the funds under management that were introduced by the Company.

NOTE 5 -   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures.   In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2008, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 6 -   RELATED PARTY TRANSACTIONS

During 2008, the company operated out of the home of the sole member of the company. The space used is minimal and the allocated cost would not have a material effect on the financial statements. The member had elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company. The member has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect to compensate a third party for these expenses.